NOTICE OF CHANGE IN CORPORATE STRUCTURE
PURSUANT TO SECTION 4.9 OF NATIONAL INSTRUMENT 51-102

ITEM 1	Names of the Parties to the Transaction:

Alignvest Acquisition Corporation (“Alignvest”)
Trilogy International Partners LLC (“Trilogy”)

ITEM 2	Description of the Transaction:

On February 7, 2017, Alignvest, a special purpose acquisition corporation, and Trilogy completed a business combination, which constituted Alignvest’s qualifying acquisition, by way of a court approved plan of arrangement (the “Arrangement”). The Arrangement was effected pursuant to an arrangement agreement dated November 1, 2016, as amended December 20, 2016, between Alignvest and Trilogy.

Pursuant to the Arrangement, among other things, Alignvest (i) acquired directly or indirectly, all of the voting interest, and a significant economic interest, in Trilogy; and (ii) changed its name to “Trilogy International Partners Inc.”

The Arrangement was approved by shareholders of Alignvest at a special meeting held on January 24, 2017 and by the Ontario Superior Court of Justice in its final order dated January 26, 2017.

ITEM 3	Effective Date of the Transaction

The Arrangement became effective on February 7, 2017.

ITEM 4	Names of each Party, if any, that ceased to be a Reporting Issuer subsequent to the Transaction and of each Continuing Entity

Pursuant to the completion of the Arrangement, the continuing entity is Alignvest Acquisition Corporation renamed as Trilogy International Partners Inc. (“TIP Inc.”)

ITEM 5	Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction

The year-end of Trilogy before the Arrangement was December 31. As a result, TIP Inc. will adopt the financial year-end of Trilogy and the first financial year-end of TIP Inc. subsequent to the Arrangement will be December 31, 2017.

ITEM 6	Periods of the Interim and Annual Financial Statements Required to be filed for the Reporting Issuer’s first financial year following the Transaction

For the first financial year after the completion of the Arrangement, audited annual financial statements of TIP Inc. are required to be filed for the financial year ending on December 31, 2017, with comparative figures for the financial year ended December 31, 2016. TIP Inc. will also file audited annual financial statements of Trilogy for the financial year ended December 31, 2016, with comparative figures for the financial year ended December 31, 2015.

Interim financial reports are required to be filed for the following interim periods:

(i)	unaudited interim financial statements of Alignvest for the three and nine months ended January 31, 2017, with comparative figures for the three and nine months ended January 31, 2016;

(ii)	unaudited interim financial statements of TIP Inc. for the three months ended March 31, 2017, with comparative figures for the three months ended March 31, 2016;

(iii)	unaudited interim financial statements of TIP Inc. for the three and six months ended June 30, 2017, with comparative figures for the three and six months ended June 30, 2016; and

(iv)	unaudited interim financial statements of TIP Inc. for the three and nine months ended September 30, 2017, with comparative figures for the three and nine months ended September 30, 2016.

ITEM 7	Documents Which Describe the Arrangement

The following additional information relating to the Arrangement has been filed on the SEDAR profile of TIP Inc.

a.	The joint news release of Alignvest and Trilogy dated November 1, 2016 announcing the entering into of the Arrangement, filed on November 1, 2016;

b.	the arrangement agreement between Alignvest and Trilogy dated as of November 1, 2016, filed on November 2, 2016, and as amended on December 20, 2016, filed on December 20, 2016;

c.	the material change report of Alignvest dated November 3, 2016 disclosing the announcement of the Arrangement, filed on November 3, 2016;

d.

the Notice of Special Meeting of Shareholders and Management Information Circular dated December 22, 2016, filed on December 30, 2016, for the special meeting of Alignvest shareholders held on January 24, 2017 and as amended on January 12, 2017, filed on January 12, 2017;

e.	the news release and report of voting results of Alignvest, both dated January 24, 2017, announcing shareholder approval of the Arrangement, both filed on January 24, 2017;

f.	the news release of Alignvest dated January 26, 2017 announcing receipt of the final order of Ontario Superior Court of Justice, filed on January 26, 2017; and

g.	the news release of TIP Inc. dated February 7, 2017 announcing the completion of the Arrangement, filed on February 7, 2017.

Dated February 8, 2017